

October 24, 2013

Via E-mail
Mr. Dwight L. Dunlap
Chief Financial Officer
Natural Resource Partners L.P.
601 Jefferson Street
Suite 3600
Houston, TX 77002

> **Re:** **Natural Resource Partners L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 7, 2013**
> **Response dated October 22, 2013**
> **File No. 001-31465**

Dear Mr. Dunlap:

We have reviewed your response and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Consolidated Statements of Comprehensive Income, page 5

1. We note your response to our prior comment 1 appears to address your basis for classification of "equity and other unconsolidated investment income, net" as operating versus non-operating. Please note that our comment was focused on why "equity and other unconsolidated investment income, net" is a component of revenue versus an

operating gain excluded from total revenue. Please tell us why you consider this item to be a component of revenue.

You may contact James Giugliano at (202) 551-3319, or Rufus Decker at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining